SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MI DEVELOPMENTS INC.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

55304X104
(CUSIP Number)

Owl Creek Asset Management, L.P.
640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
(212) 688-2550

With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box       [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Page 1 of 11 Pages)

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 3 of 11Pages

1	NAME OF REPORTING PERSON Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on December 30, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 3, 2011 (“Amendment No. 1" and the Original Schedule 13D as amended, the "Schedule 13D"), relating to the Class A Subordinate Voting Shares (the "Class A Shares") of MI Developments Inc. (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  This Amendment No. 2 amends and restates Item 5 as set forth below.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A. Owl Creek I, L.P.
	(a)	Aggregate number of shares beneficially owned: -0-.
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
(c)
The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.

(d)
Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.

	(e)	October 5, 2011

B. Owl Creek II, L.P.
(a)	Aggregate number of shares beneficially owned: -0-.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
(c)
The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.

(d)
Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.

(e)	October 5, 2011

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 8 of 11 Pages

C. Owl Creek Advisors, LLC
(a)	Aggregate number of shares beneficially owned: -0-.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
(c)
Owl Creek Advisors, LLC did not enter into any transactions in the Class A Shares of the Company within the last 60 days.  However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek II.  The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I and Owl Creek II in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.

(d)
Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.

(e)	October 5, 2011.

D. Owl Creek Asset Management, L.P.
(a)	Aggregate number of shares beneficially owned: -0-.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
(c)
Owl Creek Asset Management, L.P. did not enter into any transactions in the Class A Shares of the Company within the last 60 days.  However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and has the power to direct the investment activities of Owl Creek Overseas.  The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek Overseas in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.

(d)
Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas, has the power to direct the investment activities of Owl Creek Overseas, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.

(e)	October 5, 2011.

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 9 of 11 Pages

E. Jeffrey A. Altman
(a)	Aggregate number of shares beneficially owned: -0-.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
(c)
Mr. Altman did not enter into any transactions in the Class A Shares of the Company within the last 60 days.  The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.

(d)	Not applicable.
(e)	October 5, 2011.

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

Dated: October 11, 2011

/s/ JEFFREY A. ALTMAN

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd.

CUSIP No. 55304X104	SCHEDULE 13D/A	Page 11 of 11 Pages

Schedule A

OWL CREEK I, L.P.

Date of Transaction	Number of shares	Open Market (O)/ Cross	Price per share
	Purchased/(Sold)	Transaction (C)
9/1/2011	500	C	27.89
9/14/2011	(3,100)	O	28.64
9/16/2011	(500)	O	29.50
9/20/2011	(5,300)	O	29.52
9/21/2011	(6,700)	O	29.35
10/3/2011	(400)	C	26.55
10/4/2011	(5,300)	O	24.00
10/5/2011	(5,000)	O	24.40

OWL CREEK II, L.P.

Date of Transaction	Number of shares	Open Market (O)/ Cross	Price per share
	Purchased/(Sold)	Transaction (C)
9/1/2011	6,200	C	27.89
9/14/2011	(47,600)	O	28.64
9/16/2011	(6,600)	O	29.50
9/20/2011	(79,800)	O	29.52
9/21/2011	(98,900)	O	29.35
10/3/2011	300	C	26.55
10/4/2011	(82,200)	O	24.00
10/4/2011	(400)	O	24.16
10/5/2011	(77,200)	O	24.40

OWL CREEK OVERSEAS MASTER FUND, LTD.

Date of Transaction	Number of shares	Open Market (O)/ Cross	Price per share
	Purchased/(Sold)	Transaction (C)
9/1/2011	(6,700)	C	27.89
9/14/2011	(149,300)	O	28.64
9/16/2011	(22,900)	O	29.50
9/20/2011	(254,900)	O	29.52
9/21/2011	(316,500)	O	29.35
10/3/2011	100	C	26.55
10/4/2011	(262,500)	O	24.00
10/4/2011	(1,400)	O	24.16
10/5/2011	(246,700)	O	24.40